SECU 

17016698

ANI

Section
MAR 03 2017
Washington DC
414

FORM X-17A-5
PART III

FACING PAGE

OMB APPROVAL
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SEC FILE NUMBER
8- 38238

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRYANT PARK CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 16th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - *if individual, state last, first, middle name)*

1800 JFK Blvd – 20th Flr	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BRYANT PARK CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Joel Magerman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bryant Park Capital Securities, Inc. for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

General Securities Principal
Title

Subscribed and sworn
to before me Sarah C Wilmot
this 25th of February 2017
Sarah C Wilmot
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Sarah C. Wilmot, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Jan. 29, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
BRYANT PARK CAPITAL LLC)
DECEMBER 31, 2016

TABLE OF CONTENTS



CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bryant Park Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (a wholly-owned subsidiary of Bryant Park Capital LLC) as of December 31, 2016. This financial statement is the responsibility of Bryant Park Capital Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Philadelphia, Pennsylvania
March 2, 2017

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
BRYANT PARK CAPITAL LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	178,084
TOTAL ASSETS	$	178,084

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	2,188
Due to Parent		11,000
Total liabilities		13,188
Stockholder's equity:		
Common stock, no par value, 15,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		153,710
Retained earnings		1,186
Total stockholder's equity		164,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	178,084

See accompanying notes to statement of financial condition.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
BRYANT PARK CAPITAL LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of Bryant Park Capital LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents includes cash on deposit and money market accounts.

Income Taxes
The Company elected to be a Qualified Subchapter S Subsidiary (QSSS) of the Parent. As a QSSS, all items of taxable income, deductions, and tax credits are passed through to and are reported by the owner/s of the Parent on their respective income tax returns. Accordingly, the Company has no uncertain tax positions which must be considered for disclosure.

NOTE 3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had net capital of approximately $162,611 which was approximately $157,611 in excess of the required minimum net capital of $5,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

NOTE 4. RELATED-PARTY TRANSACTIONS

In accordance with a service agreement between the Parent and the Company, expiring December 31, 2019, the Parent allocates administrative expenses to the Company.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were received or distributed to the Parent during 2016.

NOTE 5. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date this financial statement was issued and concluded that no subsequent events have occurred that would require recognition in the financial statement or disclosure in the notes to the financial statement.